REAL PROPERTY
                               PURCHASE AGREEMENT


         THIS REAL PROPERTY PURCHASE AGREEMENT (the "Agreement") is made as of the 26th day of March, 1999 by and between Dynamics Corporation of America ("Seller"), a New York corporation and a wholly-owned subsidiary of CTS
Corporation ("Parent") an Indiana corporation and Keyser Properties, Inc., a Delaware Corporation ("Buyer"), a wholly-owned subsidiary of Mestek, Inc. ("Guarantor") a Pennsylvania corporation.

         In consideration of the promises and covenants contained herein and other good and valuable consideration, the adequacy and sufficiency which is hereby acknowledged, the parties intending to be legally bound hereby agree as follows:

1. Sale of Property. Seller shall sell, transfer and convey to Buyer or its assignee, and Buyer shall purchase and accept from Seller, the real property described below.

2. Description of Property. The real estate which is the subject of this Agreement consists of the real property legally described as set forth on Exhibit "A" attached hereto and incorporated herein by reference, having an address of 888 North Keyser Avenue, Scranton, Pennsylvania 18504, together with, all and singular, all buildings, structures and improvements thereon and all rights and appurtenances pertaining thereto, including any right, title and interest of Seller in and to adjacent streets, alleys and rights of way. Such real estate, improvements, rights and appurtenances are collectively referred to herein as the "Property".

3. Discounted Purchase Price. The Discounted Purchase Price for the Property is One Million Four Hundred Eighty-Three Thousand and 00/100 Dollars ($1,483,000.00) (the "Discounted Purchase Price") payable in cash at Closing (as defined below) by wire transfer of immediately available funds to such account as Seller has theretofore designated.

4. Title and Deed. The Property shall be conveyed by a good and sufficient general warranty deed (the "Deed") running to Buyer. The Deed shall convey good and clear record, and marketable and insurable title to the Property, free from all liens, agreements, encumbrances and encroachments from or against the Property, except:

         4.1 Existing building and zoning laws and other ordinances as may affect the use, maintenance, and ownership of the Property;

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         4.2      Easements for the public utilities servicing the
                  Property, if any;

         4.3 Such taxes for the current year as are now due and payable at the Closing which shall be adjusted as set forth in Section
                  11.4 hereof;

         4.4 Any liens for municipal betterments assessed after the date of this Agreement and/or order for which assessments may be made after the date of this Agreement; and

         4.5 Those liens, encumbrances and encroachments disclosed in the Title Commitment to which Buyer has not objected pursuant to
                  Section 6.2 hereof.

5. Time for Performance; Delivery of Deed. The Deed is to be delivered, and the Purchase Price is to be paid, at 905 West Boulevard North, Elkhart, Indiana 46514, on the 26th day of March, 1999, at 9:00 a.m. (hereinafter referred to as the "Closing"), or at such time as the parties shall otherwise agree in writing. At the Closing, Seller shall deliver (a) such customary documents and affidavits as Buyer's title insurance company may reasonably require to issue an owner's title insurance policy, and (b) an affidavit, dated as of the Closing, pursuant to Section 1445 of the Internal Revenue Code in substantially the form of
Exhibit 5 hereto.

6.  Title Examination.

         6.1 Title Commitment. As soon as reasonably possible, and in any event within twenty (20) days after the Effective Date of this Agreement, Buyer shall at its own expense, obtain a title commitment (the "Title Commitment") covering the Property and binding the issuer thereof to issue a standard ALTA Owner's Policy of Title Insurance (the "Title Policy"), in the full amount of the Purchase Price, insuring Buyer's fee simple title to the Property to be good and indefeasible, subject only to the Permitted Exceptions (as defined below), and true and legible copies of all recorded instruments affecting the Property and recited as exceptions in the Title Commitment, and a current tax certificate (collectively, the "Title Documents").

         6.2 Title Review. Buyer shall have fifteen (15) days (the "Review Period") after Buyer's receipt of the last of the Title Commitment and the Title Documents to review such documents. If Buyer has any objections to the Title

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                  Commitment  or the  Title  Documents,  Buyer may  deliver  the objections to Seller in writing within the Review Period (the "Title Objections"). Buyer's failure to make a Title Objection during the Review Period with respect to any defect in title to the Property disclosed in the Title Commitment and the Title Documents shall be a waiver of the right to object thereto. If there are Title Objections by Buyer, Seller shall make a good faith attempt to satisfy the Title Objections
                  within  ten  (10)  days  after  receipt   thereof  (the  "Cure
                  Period"), but Seller is not required to incur any costs to do so. Any item disclosed in the Title Commitment or the Title Documents to which Buyer does not object shall be deemed a "Permitted Exception", including without limitation those title exceptions set forth in Section 4 of this Agreement. Items that the Title Company identifies as to be released at Closing will be deemed Title Objections by Buyer.

         6.3      Results of Title  Review.  If Seller  cannot  satisfy  Buyer's
                  Title Objections within the Cure Period, then Buyer may terminate this Agreement by delivering a written notice to Seller on or before the earlier to occur of the date which is seven (7) days after the expiration of the Cure Period or the scheduled date of the Closing. If Buyer properly and timely terminates this Agreement, this Agreement shall be void, and thereafter neither party shall have any rights or obligations under this Agreement (except for those which may expressly survive the termination of this Agreement). If Buyer does not properly and timely terminate this Agreement, then Buyer shall be deemed to have waived any uncured Title Objections and must accept title to the Property and subject to such uncured Title Objections.

7.       Building and Environmental Liabilities.

         7.1 Property Inspection. Buyer agrees that the Property has been inspected by Buyer or Buyer's duly authorized agent; that a so-called "Phase I" (i.e., documentary review and walk-through site inspection) environmental evaluation has been performed on the Property and that the results of said Phase I have been reviewed by Buyer; Seller afforded Buyer the opportunity to perform further environmental examinations, including without limitation a so-called "Phase II;" and that Buyer is aware of the condition of the Property. Buyer agrees that the Property is being purchased as a result of Buyer's inspection and not in reliance upon any representations,

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                  inducements  or  promises,  either  oral or  written,  made by
                  Seller  or  Parent,   except  as  expressly   stated  in  this
                  Agreement, and neither Seller nor Parent will have any responsibility whatsoever for any condition, known or unknown, existing with respect to the Property; except as set forth in
                  Section 7.5(ii)(a) and(b).

         7.2 Purchase Price Reductions for Property Conditions. As a result of such inspection of the Property, Buyer and Seller have agreed that Buyer will pay a Discounted Purchase Price for the Property, as set forth in Paragraph 3 of this Agreement. The Discounted Purchase Price includes a discount in the amount of $422,000 from what would otherwise have been the purchase price for the Property to address the cost of (a) repairing or replacing the roof; (b) replacing one boiler used for heating; and (c) certain environmental matters including, without limitation, the removal and replacement of two underground fuel storage tanks (as described in Section 7.4 below) and the disposal of two above-ground storage tanks.

         7.3 Policy of Insurance. Seller has agreed to pay the premium of $128,666.000 and surplus lines tax of $5,146.64, for a total of $133,813.00 to purchase the policy of insurance attached hereto as Exhibit 7.3 ("the Insurance Policy") which provides coverage for certain environmental liabilities, as described therein. Buyer is the Named Insured under the Insurance Policy. Seller and Parent shall be Additional Insureds under the Insurance Policy. The policy limits of the Insurance Policy shall be shared among the Named and Additional Insureds. The Insurance Policy shall not be modified or canceled at any time during the policy period except upon mutual agreement of Buyer and Seller. Seller further agrees that it will reimburse Buyer for amounts actually paid by Buyer toward the deductible amount under the Insurance Policy in connection with up to three (3) single incidents for which claims are made by Buyer under the Insurance Policy.

         7.4 Underground Fuel Tanks. The $422,000 purchase price discount set forth in Section 7.2 above includes, but is not limited to, the estimated cost to remove two underground fuel storage tanks (the "Tanks") present on the Property. The Tanks have been excluded from the Insurance Policy. Seller agrees that in the event that, subsequent to the removal of the Tanks, Buyer incurs costs in connection with remediation of contamination

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                  arising  from the  Tanks  or  discovered  as a  result  of the removal of the Tanks, Seller will reimburse Buyer for amounts actually paid by Buyer for such remediation activities, up to a maximum of $100,000, in the aggregate, for both Tanks. In no event will Seller's liability in connection with the Tanks exceed $100,000.

         7.5 Assumption of Liabilities by Buyer. Seller has agreed to (i) reduce the purchase price, as set forth in 7.2 above; (ii) pay the premium for the Insurance Policy, as set forth in 7.3 above; (iii) reimburse Buyer for certain amounts which may be paid toward the deductible under the Insurance Policy, in accordance with 7.3 above; and (iv) reimburse Buyer for certain amounts which may be paid by Buyer in connection with the Tanks, in accordance with 7.4 above. In consideration for Seller agreement to perform items (i) through (iv), Buyer expressly agrees to assume all obligations and liabilities arising from, or as a result of being an owner of the Property, of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether or not accrued, arising before, on or after the Closing including, without limitation, the following:

                  (i) all obligations and liabilities relating to structural or construction defects, violations of applicable building codes, defects in the roof, plumbing, electrical or heating and air conditioning systems, building materials (including, without limitation, asbestos) ; and

                  (ii) all obligations and liabilities for violation of any Environmental Law or otherwise arising out of a condition with respect to the Environment, in each case that relates to the Property , except (a) those claims or proceedings known to Seller or Parent before the Closing and not disclosed to Buyer or (b) where the assumption of any such obligation or liability is held to be illegal; provided, however, that if any provision of this Agreement is held to be illegal, Section 14.8, Severability, of this Agreement shall govern.


         For purposes of this Agreement, (i) the term "Environment" means soil, surface waters, groundwaters, land, surface or subsurface strata, ambient air or any other environmental medium; and (ii) the term "Environmental Law" means any Law for the protection of the Environment.

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8.       Seller's Warranties and Representations. Seller represents and warrants to Buyer as of the date of this Agreement and the date of the Closing as follows:

         8.1 Title. At the Closing, Seller shall convey to Buyer good and clear record, and marketable and insurable fee simple title to the Property free and clear of any and all liens, assessments, encroachments, unrecorded easements, security interests and any other encumbrances, except the Permitted Exceptions.

         8.2 Authority. Seller is a New York corporation, validly existing and in good standing under the laws of the State of New York and has the power to own its properties and to carry on its business as now conducted. Seller has full power and authority to execute and deliver this Agreement and the Warranty Deed and other documents, instruments to be delivered at the Closing and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the related documents by and on behalf of Seller and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action and no other action or proceeding on the part of Seller is necessary to authorize the execution and delivery by Seller of this Agreement or the consummation by Seller of the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by and on behalf of Seller and is a legal, valid and binding obligation of Seller enforceable against it in accordance with the stated terms hereof.

         8.3 Lessees. There are no parties in possession of any portion of the Property as lessees, tenants at sufferance or trespassers.

         8.4 Liens. There are no mechanic's liens, Uniform Commercial Code liens or unrecorded liens against the Property and Seller shall not allow any such liens to attach to the Property prior to the Closing, which will not be satisfied out of the proceeds of the Closing. All obligations of Seller arising from the ownership and operation of the Property including, but not limited to, taxes have been paid or will be paid prior to the Closing. Except for obligations for which provisions are made in this Agreement for proration at the Closing, there will be no obligations of Seller with respect to the Property outstanding as of the Closing.


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         8.5      Litigation.  There is no pending or threatened
                  litigation, condemnation or assessment affecting the Property, including, without limitation any fence, boundary or water drainage disputes affecting the Property. Seller shall promptly advise Buyer of any litigation, condemnation or assessment affecting the Property which is instituted after the Effective Date of this Agreement.

         8.6 Utilities and Access. There are water, sewer and electrical power lines to the Property which are available to the Buyer and which have been sufficient for Seller's purposes on the Property. The Property has full and free access to and from public highways, streets and roads and, to the best knowledge and belief of Seller, there is no pending or threatened governmental proceeding which could impair or result in the termination of such access. Seller has no notice from any governmental authority of a code violation which exists in or about any part of the Property.

         8.7 Property Classification. To the best of Seller's knowledge, the Property is not located in a Zone A or Zone B flood area and is not a "wetland" as regards real property, except for the two restricted wetland areas with a combined area of approximately 3.36 acres delineated on the plot plan of the Property prepared by John R. Hennemuth and Associates, Inc. dated June 22, 1981 and revised November 26, 1990.

         8.8 Zoning. The zoning classification of the Property is I- L Zone (light industrial), which enables Seller to conduct its business as it is now being conducted, and none of the easements or restrictions on the Property materially limit the Seller in the conduct of its business on the Property.

         8.9 No Encumbrances. Seller shall not further encumber the Property or allow any lien or encumbrance upon the title to the Property, or modify the terms or conditions of any existing contracts or encumbrances, if any, without the prior written consent of Buyer.

         8.10 Maintenance of the Property. After the Effective Date of this Agreement and until the date of the Closing, Seller shall operate the Property in the same manner as the Property has been operated and maintain the Property in the same condition and in the same manner as existed on the Effective Date except for ordinary wear and tear and

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                  any casualty  loss. In the operation  and  maintenance  of the
                  Property, Seller has and will comply with all applicable laws,
                  ordinances,   regulations,   statutes,   permits,   rules  and
                  restrictions relating to the Property or any part thereof.

         8.11 Permits/Litigation. To the best of Seller's knowledge, Seller has all permits, licenses and other authorizations which are required as of the date of this Agreement and the date of the Closing under any Environmental Law and the Property is in compliance in all material respects with all terms and conditions of such required permits, licenses and authorizations. There is no pending, or to the best of Seller's knowledge, threatened civil or criminal litigation, notice of violation or administrative action or proceeding with respect to the Property under the Environmental Law.

9.       Casualty Loss; Condemnation.

         9.1 Casualty. All risk of loss to the Property shall remain upon Seller prior to the Closing. If prior to the Closing the Property is damaged or destroyed by fire or other casualty to a material extent (as defined below), Buyer may either terminate this Agreement by delivering a written termination notice to Seller within ten (10) days after the damage occurs or elect to proceed to the Closing. If prior to the Closing the Property is damaged by fire or other casualty to less than a material extent, the parties shall proceed to the Closing as provided in this Agreement. If the transaction is to proceed to the Closing despite any damage or destruction, there shall be no reduction in the Discounted Purchase Price and Seller shall at Seller's option fully repair the damage prior to the Closing at Seller's sole expense or reimburse Buyer for the entire cost of repairing the Property by allowing Buyer to deduct the cost on the cash payable to Seller at the Closing or assign to Buyer all of Seller's right and interest in any insurance proceeds resulting from such damage or destruction plus any amount equal to any insurance deductible or self-insured retention. For the purposes of this Section 9.1, the term "material extent" means damage or destruction if the cost of repairing and fully restoring the Property to its previous condition exceeds ten percent (10%) of the Discounted Purchase Price. If the extent of damage or the amount of insurance proceeds to be made available is not able to be determined prior to the date of the Closing or the repairs are not able to be completed prior to the date of the Closing, either party may postpone the Closing by delivering a written notice to the other party specifying an extended date of the Closing which is not more than thirty (30) days after the previously scheduled date of the Closing.

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         9.2 Condemnation.  If at or prior to Closing,  all or a material extent
(as defined below) of the Property is taken by exercise of eminent domain or condemnation or is the subject of a pending or threatened taking which is not yet consummated, Seller shall give immediate written notice thereof to Buyer and Buyer shall have the option of either (a) declaring this Agreement terminated by giving notice to Seller in which event this Agreement shall be void and neither party hereto shall have any further obligation to the other pursuant to this Agreement; or (b) accepting the Deed without any abatement by reason of such taking or condemnation; provided, however, that Seller shall at Closing turn over and deliver to Buyer the net proceeds of any award or other proceeds of such taking which may have been collected by Seller as a result of such taking, or if no award or other proceeds shall have been collected by Seller or Seller's agents, deliver to Buyer an assignment of Seller's rights to any such award or other proceeds which may be payable as a result of such taking. For purposes of this Section 9.2, the term "material extent" means ten percent (10%) or more of the total area of the Property, or the taking of any part of the Property which materially interferes with the Buyer's intended use of the Property.

10. Assignment. Buyer may assign this Agreement only to a related party, defined as (a) an entity controlling, controlled by or under common control, whether direct or indirect, with Buyer, or (b) an entity in which Buyer owns an interest; provided, however, that Seller must consent to such assignment. Seller's consent shall not be unreasonably withheld.

11. The Closing. At the Closing, the parties shall deliver the following items.

         11.1 Seller's Deliveries. Seller shall deliver to Buyer at Seller's expense (i) a duly executed general warranty deed conveying the Property in fee simple according to the legal description attached to the Title Policy and subject only to the Permitted Exceptions, (ii) The premium for the Insurance Policy; and (iii) all other documents reasonably required by the Title Company to close this transaction.

         11.2 Buyer's Deliveries. Buyer shall deliver to Seller (i) the Discounted Purchase Price in cash; (2) the Insurance Policy and appropriate endorsements, all of which shall be in a form satisfactory to Seller; and (3) at the Buyer's expense, all other documents reasonably required by the Title Company to close this transaction.


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         11.3  Closing Costs.  The expenses of the Closing shall be paid in the following manner:

                  11.3.1 The cost of securing the Title Policy shall be paid by Buyer.

                  11.3.2 The cost of preparing, executing and acknowledging any deeds or other instruments required to convey title to Buyer or its nominees in the manner described in this Agreement shall be paid by Seller.

                  11.3.3 Any cost of recordation of such deeds or instruments described in Section 11.3.2 shall be paid by Buyer.

                  11.3.4 Any tax imposed on the conveyance of title to the Property to Buyer or its nominee shall be divided equally between Buyer and Seller.

         11.4 Prorations. Any real estate and ad valorem taxes for the year of the Closing shall be prorated at the Closing effective as of 5:00 p.m. the date of the Closing. Any rights to security deposits made by Seller with utilities or others shall be assigned to Buyer shall be delivered to Buyer at the Closing. If the Closing occurs before the tax rate is fixed for the year of the Closing, the apportionment of the taxes shall be upon the basis of the tax rate for the preceding year applied to the latest assessed value but any difference between estimated taxes for the year of the Closing and the actual taxes paid by Buyer shall be adjusted equitably between the parties upon proof of payment of the taxes by Buyer. This provision shall survive the Closing of this Agreement.

         11.5 Foreign Person Notification. If Seller fails to deliver to Buyer a non-foreign affidavit pursuant to Section 1445 of the Internal Revenue Code, then Buyer may withhold from the sales proceeds an amount sufficient to comply with the applicable tax law and deliver the withheld proceeds to the Internal Revenue Service together with the appropriate tax forms.

12.      Default

         12.1 Buyer's Remedies. If Seller fails to close this Agreement for any reason except Buyer's default or the termination of this Agreement pursuant to a right of termination set forth in this Agreement, Seller shall be in default and Buyer may elect to enforce specific performance of this Agreement and/or bring suit for damages against Seller.

         12.2 Seller's Remedies. If Buyer fails to close this Agreement for any reason except Seller's default or the termination of this Agreement pursuant to a right to terminate set forth in

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this  Agreement,  Buyer  shall be in default and Seller may elect to enforce the specific performance of this Agreement and/or bring suit for damages against Buyer.

13. Broker Agency Disclosure. Each party to this Agreement represents and warrants to the other party that such party has had no dealings with any person, firm, agent or finder in connection with the negotiation of this Agreement or the consummation of the purchase and sale contemplated herein, and no real estate broker, agent, attorney, person, firm or entity is entitled to any commission or finders fee in connection with this transaction as the result of any dealings or acts of such party except Seller acknowledges it shall be responsible for the fees of its investment advisor First Chicago Corporation of Indianapolis, Indiana. Each party hereby agrees to indemnify, defend and protect and hold the other harmless from any against any cost, expenses or liability for compensation, commission, fee or charges which may be claimed by any agent, finder or other similar party, other than the named brokers, by reason of any dealings or acts of the indemnifying party.

14.  Miscellaneous

         14.1 Effective Date. The term "Effective Date" means the date first written above.

         14.2 Notices. All notices and other communications required or permitted under this Agreement must be in writing and shall be deemed delivered, whether actually received or not on the earlier of actual receipt if delivered in person or by messenger with evidence of delivery or receipt of an electronics facsimile transmission or upon deposit in the United States mail as required below. Notices may be transmitted by fax to the fax telephone number specified below, if any. Notices delivered by mail must be deposited in the U.S. Postal Service, first class postage pre-paid, properly addressed to the intended recipient at the address set forth below.

         If to Seller:             Jeannine M. Davis, Vice President & Secretary
                                   Dynamics Corporation of America
                                   905 West Boulevard North
                                   Elkhart, IN  46514
                                   FAX:  (219) 294-6151

         If to Buyer:              Timothy Zambelli, Treasurer
                                   Keyser Properties, Inc.
                                   260 North Elm Street
                                   Westfield, MA  0108
                                   FAX:  (413) 568-7428


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         Any party may change  this  address for notice  purposes by  delivering written notice of its new address to all other parties in the manner set forth above. Copies of all written notices should also be delivered to the Title Company but failure to notify the Title Company will not cause an otherwise properly delivered notice to be ineffective.

         14.3 Integration. This Agreement contains the complete agreement between the parties with respect to the Property and supersedes all prior agreements, contracts, correspondence, understandings or negotiations. This Agreement shall not be amended or modified in any way except by written agreement signed by the parties. The parties agree that there are no oral or signed agreements, understandings, representations or warranties made by the parties which are not expressly set forth herein.

         14.4 Survival. Any warranty, representation, covenant, condition or obligation contained in this Agreement not otherwise consummated at the Closing will survive the closing of this transaction.

         14.5 Binding Effect. This Agreement shall inure to the benefit of and be binding upon the parties to this Agreement and their respective successors and assigns.

         14.6 Time. Time is of the essence under each provision of this Agreement and strict compliance with the times for performance is required hereunder.

         14.7 Governing Law. This Agreement shall be construed under and governed by the laws of the Commonwealth of Pennsylvania. Unless otherwise provided herein, all obligations of the parties created under this Agreement are to be performed in the county where the Property is located.

         14.8 Severability. If any provision of this Agreement is held to be invalid, illegal, or unenforceable by a court of competent jurisdiction, the invalid, illegal or unenforceable provisions shall not affect any other provisions and this Agreement shall be construed as if the invalid, illegal or unenforceable provision is severed and deleted from this Agreement.

         14.9 Counterparts. This Agreement may be executed in a number of identical counterparts each of which is deemed an

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original and all counterparts shall, collectively constitute one and the same agreement.

         EXECUTED as of the Effective Date.

                                                 SELLER:

                                                 DYNAMICS CORPORATION OF AMERICA


                                                  By:/S/ JEANNINE M. DAVIS
                                                         Jeannine M. Davis
                                                         Vice President
                                                         and Secretary


                                                  BUYER:

                                                  KEYSER PROPERTIES, INC.


                                                  By:/S/ TIMOTHY J. ZAMBELLI
                                                         Timothy J. Zambelli
                                                         Treasurer








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